82-4904

ICAP

~~Garban Intercapital~~
Garban PLC

02034878

5 June 2002

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX 020 7588 6057

RECEIVED
SEC MAIL PROCESSING
JUN 06 2002
WASH, D.C. 165 SECTION

SUPPL

Dear Sirs

ICAP plc – AVS No. 311095
Barclays PLC

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from Barclays PLC pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

Helen Broomfield

Helen Broomfield
Deputy Company Secretary

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Enc.

dlw 6/13

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7038 7592
Fax +44 (0) 20 7374 6743
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 311095

All relevant boxes should be completed in block capital letters.

1. Name of company

   ICAP plc

2. Name of shareholder having a major interest

   BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   AS IN 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED LETTER

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
179,665	**0.18%**	**N/A**	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of 50p each	**30.05.02**	**05.06.02**

12. Total holding following this notification

    3,075,162

13. Total percentage holding of issued class following this notification

    3.06%

14. Any additional information

15. Name of contact and telephone number for queries

    HELEN BROOMFIELD
    020 7463 4388

16. Name and signature of authorised company official responsible for making this notification

    Helen Broomfield [signature]

    HELEN BROOMFIELD
    DEPUTY COMPANY SECRETARY

Date of notification 5 June 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

30 May 2002

The Company Secretary
ICAP PLC
Park House
16 Finsbury Circus
London
EC2M 7UR

BARCLAYS

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 28 May 2002 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.06%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 100410728 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.

LEGAL ENTITY REPORT

ICAP

SEDOL: 0445515

As at 28 May 2002 Barclays Plc, through the legal entities listed below, had a notifiable interest in 3075162 ORD GBP0.50 representing 3.06 % of the issued share capital of 100410728 units.

Legal Entity	Account Designation		Holding
Barclays Global Investors, N.A.	0.3491		350,555
Barclays Private Bank and Trust Ltd	0.0002		194
Barclays Life Assurance Co Ltd	0.3239		325,194
Barclays Capital Securities Ltd	0.0022		2,200
Barclays Global Investors Ltd	2.3536		2,363,218
Barclays Global Invetors Japan Trus	0.0232		23,293
Barclays Private Bank Ltd	0.0005		500
Barclays Bank Trust Company Ltd	0.0001		78
Barclays Nikko Global Invetsors Ltd	0.0099		9,930
		Total	**3,075,162**

REGISTERED HOLDERS REPORT

ICAP

SEDOL: 0445515

As at 28 May 2002 Barclays Plc, through the legal entities listed below, had a notifiable interest in 3075162 ORD GBP0.50 representing 3.06 % of the issued share capital of 100410728 units.

Registered Holder	Account Designation	Holding
	583996	59,949
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	38,877
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	1,418,627
BARCLAYS CAPITAL SECURITIES LT		2,200
BB1964UKC-15530-CHASE MANHATTA	BB1964UK	171,986
BETCL AS EXECUTORS OF		78
BGIITB	BTGF01IE	17,867
BGIITB	BTGF05IE	5,426
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	39,356
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	71,799
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	52,645
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	95,905
BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	55,489
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	716,606
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	17,122
Chuo Mitsui TB	BNN032IE	2,124
Mitsubishi TB	BNN033IE	1,777
Mizuho TB	BNN024IE	858
SFB01	527191	219,:89
SFB01	536747	53,077
SFB01	540186	5,796
SFB01	551036	860
SFB03	584069	11,684
Sumitomo TB	BNN029IE	2,248
Sumitomo TB	BNN031IE	894
Sumitomo TB	BNN036IE	2,029

REGISTERED HOLDERS REPORT

ICAP **SEDOL: 0445515**

As at 28 May 2002 Barclays Plc, through the legal entities listed below, had a notifiable interest in 3075162 ORD GBP0.50 representing 3.06 % of the issued share capital of 100410728 units.

Registered Holder	Account Designation		Holding
Swan Nominees Limited			194
ZEBAN NOMINEES LIMITED			500
		Total	**3,075,162**

ICAP

Memorandum

To: Charles Gregson
Michael Spencer
Jim Pettigrew
Declan Kelly
David Gelber
Mike Sheard
Edward Pank

cc: Roger Campbell (for US filing) – 001 201 369 5678
Ed Knight – Merrill Lynch – 020 7772 2919

From: Helen Broomfield

Date: 5 June 2002

Subject: **Announcement to the Stock Exchange – Barclays PLC**

Please find attached a copy of a letter sent to the London Stock Exchange Announcements Office today.

Kind regards

Helen

Helen Broomfield
Deputy Company Secretary

Encs.